CORAL GOLD RESOURCES, LTD

CORPORATE OFFICE
400-455 Granville Street
Vancouver, BC V6C 1T1
Phone: 604-682-3701
Fax: 604-682-3600

Web: www.coralgold.com
Email: Investor-relations@coralgold.com

April 26, 2005

Via Edgar

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0405

Re:	Coral Gold Corp.

Form 20-F for the year ended January 31, 2004

File No. 0-15688

Dear Mr. Schwall:

On behalf of Coral Gold Resources, Ltd. (formerly known as Coral Gold Corp.)(the “Company”), the Company is responding to the Staff’s March 3, 2005 letter issued in connection with its Form 20-F/A filed on February 24, 2005 amending the Form 20-F for the fiscal year ended January 31, 2004 (“Form 20-F”). The Company is filing this amendment no. 2 to the Form 20-F in response to the Staff’s March 3, 2005 comment letter and to update additional information. Marked copies of the amendment no. 2 to the Form 20-F to show changes made therein from amendment no. 1 to the Form 20-F is being supplementally submitted to Sandy Eisen, Kimberly Calder and Roger Baerr of the Staff’s for their convenience. Our responses in this letter will be provided in the order in which the Staff’s March 3, 2005 comment letter. Capitalized letters used in this letter will have the same meaning ascribed to them in the Form 20-F.

Accounting Comments

Explanatory Note
1.	In response to the Staff's comment, the Company expanded the explanatory note to disclose the reasons for amending the Form 20-F. See page2.
Financial Statements
2.

In response to the Staff's comments, the Company included in its financial statements a column for cumulative revenues and expenses from inception to date. In addition, on top of each of the Company's financial statements, the Company included a statement that it is an "exploration stage company." See Audited Consolidated Financial Statements.

3.

The Company has noted the Staff's comment. The Company has adopted FAS 143 effective February 1, 2003 for the purposes of the U.S. GAAP reconciliation note. However, CICA 3110 for Canadian GAAP was not in effect until February 1, 2004, after the Company's fiscal year end. The Company acknowledges that under U.S. GAAP, there is a requirement to report the fair value of a liability for an asset retirement obligation in the period in which it occurred if a reasonable estimate of the fair value can be made. While the Company has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would be approximately CDN$277,000, the

April 26, 2005

Company believes that the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Therefore, in accordance with U.S. GAAP, future asset retirement obligations are not to be recorded in those instances where the timing of or the amount of remediation costs to be incurred cannot be reasonably estimated. The Company will continue to assess its asset retirement obligations and the associated liability so that such obligations will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation. See F-27.

4.

In response to the Staff's comment, attached please find a schedule of the Company's equipment and amortization for the years presented in its filings. The Company purchased a computer in July 22, 2003 for CDN$435.71 and a copier on December 31, 2003 for CDN$2,507.44. The Company acknowledges that it should have amortize the computer purchased in July 2003 which amounts to approximately CDN$85 for fiscal year ended January 31, 2004. In future filings, the Company will ensure that all depreciation expense is recorded.

5.	The Company has noted the Staff's comment. Note 14 to the Company's financial statements has been revised accordingly. See F-19 through F-28.

Engineering Comments

General

6.	In response to the Staff's comment, attached as Exhibit 13.2 to this filing, please find Mr. McCusker's consent. See Exhibit 13.2.
7.	In response to the Staff's comments, the Company removed the term "ore body" from the discussions. See page 17.

We believe the foregoing addresses the issues raised by the Staff in its March 3, 2005, letter. Should you need additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Matt Wayrynen Matt Wayrynen, Chief Executive Officer

Coral Gold Corp.
FYE January 31,2004
Office Equipment

		Office	Accumulated
		Equipment	Amortization	Total
Opening Balance, January 31, 2003		3,419.00	-	3,419.00
Amortization @20%			(683.80)	(683.80)

Additions	Date of Purchase
Computer	22-Jul-03	435.71		435.71
Xerox Copier	31-Dec-03	2,507.44		2,507.44

Balance, January 31,2004		6,362.15	(683.80)	5,678.35